Exhibit 99.1

Hanwha Q CELLS Reports First Quarter 2015 Results

Seoul, May 28, 2015 — Hanwha Q CELLS Co., Ltd. (“Hanwha Q CELLS” or the “Company”) (Nasdaq: HQCL), one of the world’s largest photovoltaic manufacturer of high-quality, high-efficiency solar modules, today reported its unaudited financial results for the three months ended March 31, 2015. The Company will host a conference call to discuss the results at 8:00 am Eastern Time (9:00 pm Seoul Time) on May 28, 2015. A slide presentation with details of the results will also be available on the Company’s website prior to the call.

FIRST QUARTER 2015 HIGHLIGHTS

•	Revenues increased 54% year-over-year to US$333.5 million

•	Shipments totaled 547.3 MW

•	Gross profit rose 70% year-over-year to US$48.4 million

•	Gross margins reached 14.5%

•	The Company incurred a one-time US$22.1 million restructuring charge

•	Excluding the restructuring charge the Company generated positive operating profit of US$4.8 million and pretax income of US$4 million.

Mr. Seong-woo Nam, Chairman and CEO of Hanwha Q CELLS commented, “We are pleased to announce our results for the first time as a new company following our strategic merger with Q CELLS. Since the acquisition was closed in February and we incurred one-time charges totaling US$22.1 million related to the acquisition, the first quarter financials do not fully represent the business after the acquisition. The newly formed Company had substantially higher revenues of US$334 million and total shipments of 547.3 MW than the predecessor entity, Hanwha SolarOne, on a standalone basis. Profitability was improved immediately with gross margins approaching 15%, and we returned to pre-tax profitability excluding the aforementioned one-time charges. We are in the early stages of reducing redundant costs and realizing our economies of scale in areas like supply chain management. Our improved brand and product features resulting from the merger allowed us to maintain a higher Average Selling Price (ASP) than would have been achieved by the former entity.”

Chairman Nam continued, “We have a well-balanced geographic mix of customers including the EA (Europe and certain emerging markets) representing about one-third of our shipments, followed by Japan at nearly 25% and North America totaling 20%. We experienced good demand in the UK and Japan in particular ahead of incentive adjustments in each country, and our ability to deliver modules “tariff free” to the US has boosted our competitive position in that market. China remains a market with enormous potential, although we chose to approach selectively near-term as pricing and credit terms stabilize.”

“A number of manufacturing initiatives are underway. We have upgraded the equipment at our ingot/wafer plant in China, with high utilization and stabilized production. We will continue to reduce costs at this facility. All cell lines at our Malaysia facility are actively being converted to manufacture our next generation cell Q.Antum. We have largely completed the conversion of all module lines in our Qidong, China plant to full automation and are experiencing a 30% improvement in productivity. Our first new module line in Korea, with annual capacity of 250 MW, is currently ramping up and the second line of 250 MW capacity is scheduled to commence operations in September. The new module Fab in Malaysia is under construction and scheduled for mass production beginning in October. We are evaluating additional cell and module capacity additions this year.”

The outlook for the remainder of 2015 remains robust. The Company targeted annual shipments between 3.2 and 3.4 GW and expect blended ASPs to stabilize at current levels. Gross margins for the full year 2015 should range from 16% to 18%. The Company’s priorities for the remainder of 2015 can be summarized as follows:

•	Continue to integrate the Q CELLS acquisition, reducing redundant costs and leveraging increased scale and geographic breadth

•	Complete our scheduled capacity additions on time and on budget;

•	Continue to reduce production costs;

•	Increase market share by improving product quality and performance;

•	Accelerate our downstream development;

•	Improve our capital structure and fund new growth; and

•	Return to consistent profitability and enhance shareholder value.

Chairman Nam concluded by noting, “The benefits of our recent acquisition with Q CELLS were quickly validated in April when we signed the largest solar module agreement in the history of our industry, at more than 1.5 GW over a five quarter period beginning in 4Q15. Our agreement with the largest US renewable energy company, NextEra Energy Resources, provides us strong visibility for the foreseeable future and greatly improves our potential profitability and growth. Our ability to ship tariff free modules in scale to the US, provide a high-efficiency module equipped with our innovative Q.Antum cell architecture, and the stability and longevity provided by our parent Hanwha Group, a Fortune Global 500 company, provided a powerful competitive advantage.”

FIRST QUARTER 2015 RESULTS

Note: This is the first financial report since Hanwha SolarOne Co., Ltd’s. acquisition of Hanwha Q CELLS Investment Co., Ltd. (“Q CELLS”) (such acquisition, “the Q CELLS acquisition”) with the transaction closing on February 6, 2015. According to accepted accounting standards the financial presentation for this quarter is as follows:

•	The income statement for the three months ended March 31, 2015 is consolidated.

•	The income statement for the three months ended March 31, 2014 is for Q CELLS (the acquiring company from an accounting perspective) only.

•	The consolidated balance sheet for March 31, 2015 is consolidated.

•	The balance sheet for December 31, 2014 is for Q CELLS only.

•	The acquisition of Hanwha Q CELLS Investment Co., Ltd. and its subsidiaries (“Q CELLS”) is accounted for in accordance with ASC Topic 805, Business Combinations (“ASC 805”). For accounting purposes, the acquisition is treated as a “reverse acquisition” and Q CELLS is determined as the accounting acquirer. Consequently, the financial information of Q1 2014 and December 31, 2014 only reflects the historical consolidated financial statements of Q CELLS and does not include the historical financial statements of Hanwha SolarOne Co., Ltd. Upon the consummation of the acquisition on February 6, 2015, Q CELLS applied purchase accounting to the assets and liabilities of Hanwha SolarOne.

For additional Company information and full-year 2014 pro-forma financials see the F-3 Registration Statement filed with the SEC on April 30, 2015. Following the acquisition the merged company’s name was changed to Hanwha Q CELLS Co., Ltd. and the trading symbol was changed from “HSOL” to “HQCL”.

•	Total net revenues were US$333.5 million, an increase of 54% from US$217 million in 1Q14. This increase in total net revenues was primarily due to higher shipments resulting from the Q CELLS acquisition, somewhat offset by lower ASPs.

•	PV module shipments were 547.3 MW, of which 33.9 MW were to the company’s own projects. Total shipments are 35-40% higher than recent quarters for the pre-merger company Hanwha SolarOne.

Module Revenue by shipping destination 1Q2015
Country	1Q15
EA	34%
Japan	24%
North America	20%
China	6%
ROW	16%

Module Revenue by shipping destination 2015E
Country	2015E
North America	20-25%
Japan	20-25%
EA	15-20%
China	15%
ROW	15-30%

•	The table above left reflects the geographic diversity of the Company’s business, as well as its presence in the world’s largest markets. For the 1Q, the EA region (which includes the EU and a number of emerging markets like Africa and Latin America) accounted for 34% of the Company’s total shipments. The UK, now Europes largest solar market, was particularly strong ahead of incentive changes. The Company remains one of the top suppliers to Japan, a fast-growing market that represented 24% of its shipments going to that country. Its ability to ship modules from Malaysia (and soon Korea) tariff- free into the US has bolstered its competitive position there as its business in North America grew to represent 20% of its shipments. China will clearly be the world’s largest solar market in 2015, with the second half of the year particularly strong. The Company expects to increase its China business from the current 5% level as the year progresses. The rest of the world (ROW) accounted for 16% of its shipments as the Company continues to penetrate new and growing markets.

•	The average selling price of modules reached US$0.59 per watt, influenced positively by improved brand recognition and product quality resulting from the Q CELLS acquisition.

•	Gross profit increased to US$48.4 million from US$28.5 million in 1Q14. The increase in gross profit in 1Q15 was primarily due to higher revenues and an improved cost structure.

•	Gross margin improved to14.5% from 13.1% in 1Q14. The improved gross margin is the result of higher utilization of manufacturing facilities and reduction in processing costs.

•	Total processing costs are approaching US$0.46 per watt with little difference between using its own wafers and purchasing wafers. The Company’s cost structure improved in light of increased utilization and improved manufacturing efficiencies at its ingot and wafer production facilities, lower polysilicon costs, increased automation, and new product lines that use fewer raw materials. The Malaysia facilities acquired from Q CELLS manufacture cells at costs well below industry averages.

•	The Company encountered a one-time restructuring charge of US$22.1 million, resulting from its decision to relocate higher cost German production acquired from Q CELLS to more economical regions.

•	Operating loss was US$17.3 million, compared with an operating loss of US$1.6 million in 1Q14. Operating income excluding the restructuring charge for 1Q15 would have been US$4.8 million and operating margin would have been 1.4%.

•	Operating expenses (excluding the restructuring charge) as a percentage of total net revenues fell to 13.1% from 13.9% in 1Q14. The Company expects to improve this ratio over time as it benefits from its larger and growing revenue base and from the potential to eliminate redundant expenses post merger.

•	Net interest expense was US$10.9 million, compared with US$4.8 million in 1Q14.

•	Pretax loss was US$18.1 million as compared to a pretax loss of $US10.7 million for the comparable period a year ago primarily as a result of the restructuring charge. Pretax income for the 1Q15 would have been positive US$4 million excluding the restructuring charge.

•	The Company recorded a net gain of US$9.1 million, which included both a foreign exchange gain and a gain from the change in fair value of derivatives in hedging activities.

•	Net loss attributable to shareholders on a GAAP basis was US$20.4 million, compared with net loss attributable to shareholders of US$7.2million in 1Q14.

•	Net loss per basic ADS on a GAAP basis was US$0.03, compared with net loss per basic ADS of US$0.01 in 1Q14, on a 8.3% increase in average shares outstanding to 801,143,738.

FINANCIAL POSITION

As of March 31, 2015, the Company had cash and cash equivalents of US$194.5 million. Total short-term bank borrowings (including the current portion of long-term bank borrowings) were US$621.1 million as of March 31, 2015. As of March 31, 2015, the Company had total long-term debt (net of current portion and long-term notes) of US$491.8 million. The Company’s long-term bank borrowings are to be repaid in installments until their maturities, which range from one to three years. The Company’s long-term notes are to be repaid within one year.

Net cash used in operating activities in 1Q15 was US$29.2 million. As of March 31, 2015, accounts receivable were US$308.5 million. Day’s sales outstanding (“DSO”) were 94 days in 1Q15 and benefit from Q CELLS very low receivables balance pre-merger. As of March 31, 2015, inventories totaled US$402.4 million. Day’s inventory was 96 days in 1Q15.

Capital expenditures were US$18 million in 1Q15.

CAPACITY STATUS

As of March 31, 2015, the Company had production capacity of 950 MW for ingot and wafer, 3.5 GW for cell and 2.8 GW for module. The Company plans to expand cell and module capacities to at least 3.7 GW and 3.7 GW, respectively, by the end of 2015.

BUSINESS OUTLOOK

The Company provides the following guidance based on current operating trends and market conditions.

For the second quarter 2015 the Company expects:

•	Module shipments of 650 MW to 680 MW

•	Gross margins of 15% to 17%

For the full year 2015, the Company expects:

•	Module shipments to be between 3.2 GW to 3.4 GW

•	Gross margins between 16% and 18%

•	Capital expenditures of US $200 million largely for cell and module capacity expansions and manufacturing technology upgrades

SAFE HARBOR STATEMENT

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends, “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. These forward-looking statements also include 1Q and full-year 2015 estimates for PV product shipments, production capacities and other results of operations. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Conference Call

Mr. Seong-woo Nam, Chairman and CEO; Mr. Jay SEO, Chief Financial Officer; Mr. Dong Kwan Kim, Chief Commercial Officer; and Mr. Paul Combs, Vice President of Investor Relations, will discuss the results and take questions following the prepared remarks.

The dial-in details for the live conference call are as follows:

-International Toll Dial-In Number	+65 67239381

-China, Domestic	4006208038

-China, Domestic	8008190121

-United States Toll Free	18665194004

-Germany Toll Free	08001820671

-South Korea Toll Free	00308132266

Passcode: HQCL

A live webcast of the conference call will be available on the investor relations section of the Company’s website at: www.hanwha-qcells.com. A replay of the webcast will be available for one month.

A telephone replay of the call will be available for seven days after the conclusion of the conference call. The dial-in details for the replay are as follows:

-International Toll Dial-In Number	+61 2 8199 0299

-Toll free China, Domestic (Mandarin)	4006022065

-Toll free China, Domestic	8008700205

-Toll Free United States	18554525696

-Toll Free Germany	08001802149

-Toll Free South Korea	0079861361602

Conference ID 47982965

Replay time period: May 28, 2015 11:00 AM ET - June 5, 2015 9:59 AM ET

About Hanwha Q CELLS

In February 2015 Hanwha Q CELLS Co., Ltd. (NASDAQ:HQCL) emerged as a new global solar power leader from combining two of the world´s most recognized photovoltaic manufacturers, Hanwha SolarOne and Hanwha Q CELLS. The combined company is listed on NASDAQ under the trading symbol of HQCL. It is headquartered in Seoul, South Korea, (Global Executive Headquarters) and Thalheim, Germany (Technology & Innovation Headquarters) and is the world’s largest solar cell manufacturer as well as one of the largest photovoltaic module manufacturers. Due to its diverse international footprint including facilities in China, Malaysia, and South Korea, Hanwha Q CELLS is in a unique position to flexibly address all global markets, even ones with import tariffs, such as the United States and the European Union. Based on its well respected “Engineered in Germany” technology, innovation and quality, Hanwha Q CELLS offers the full spectrum of photovoltaic products, applications and solutions, from modules to kits to systems to large scale solar power plants. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East, the company provides excellent services and long-term partnership to its customers in the utility, commercial, government and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a FORTUNE Global 500 firm and a Top-Ten business enterprise in South Korea. For more information, visit: http://investors.hanwha-qcells.com

For further information contact:

Hanwha Q CELLS Co., Ltd.

Investor Contact:

Paul Combs

V.P. Investor Relations

86 Cheonggyecheon-ro

Jung-gu, Seoul, Korea

Tel: +86 21 3852 1533 / Mobile: +86 138 1612 2768

E-mail: paul.combs@hanwha-qcells.com

SOURCE: Hanwha Q CELLS Co., Ltd.

Hanwha Q CELLS Co., Ltd.

Interim Condensed Consolidated Balance Sheets

(in millions of US dollars, except share data)

Assets	March 31, 2015	December 31, 2014
	(unaudited)
Current assets
Cash and cash equivalents	194.5	156.7
Restricted cash	123.2	2.4
Trade accounts receivable	308.5	31.0
Receivables from related parties	198.6	159.5
Inventories	402.4	204.4
Loans to related parties	15.2	9.1
Derivative contracts	7.6	0.8
Other current assets	101.3	21.0

Total current assets	1,351.3	584.9

Long-term prepayments	7.3	—
Property, plant, and equipment	768.1	147.8
Intangible assets	16.1	13.7
Land use right - net	55.3	—
Deferred income taxes	5.8	3.6
Other long-term assets	19.3	16.4

Total assets	2,223.2	766.4

Liabilities and Stockholders’ Equity	March 31, 2015	December 31, 2014
	(unaudited)
Current liabilities
Trade accounts payable	242.7	50.8
Notes payable	101.8	—
Payables to related parties	256.3	87.1
Accrued expenses	30.5	1.1
Other payables	14.9	8.9
Short-term debt	235.1	1.1
Current portion of long-term debt	386.0	1.2
Current portion of obligations under capital leases	4.5	5.7
Customer deposits	7.7	1.4
Unrecognized tax benefit	18.7	—
Derivative contracts	0.9	—
Litigation accruals	82.4	58.5
Deferred income taxes	9.0	5.4
Warranty provision	38.0	10.5
Other current liabilities	1.7	3.3

Total current liabilities	1,430.2	235.0

Long-term debt, net of current portion	491.8	283.5
Long-term obligations under capital leases	0.5	1.2
Long-term warranty provision	15.7	17.0
Deferred tax liabilities	4.2	—

Total liabilities	1,942.4	536.7

Stockholders’ Equity
Common shares	0.4	0.4
Additional paid-in capital	430.5	329.8
Accumulated deficit	(84.4)	(64.0)
Accumulated other comprehensive loss	(65.7)	(36.5)

Total stockholders’ equity	280.8	229.7

Total liabilities and stockholders’ equity	2,223.2	766.4

Hanwha Q CELLS Co., Ltd.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(in millions of US dollars, except share data and net loss per share)

	For the three months ended March 31,
	2015		2014
	(unaudited)		(unaudited)
Net sales		333.5		217.0
Cost of goods sold		285.1		188.5

Gross profit		48.4		28.5
Selling and marketing expenses		15.2		10.7
General and administrative expenses		18.5		12.4
Research and development expenses		9.9		7.0
Restructuring charges		22.1		—

Operating loss		(17.3)		(1.6)
Other expense
Interest income		0.3		0.2
Interest expense		(11.2)		(5.0)
Foreign exchange gain		0.9		0.4
Changes in fair value of derivative contracts		8.2		(0.1)
Miscellaneous income (expense), net		1.0		(4.6)

Other expense, net		(0.8)		(9.1)
Loss before income taxes		(18.1)		(10.7)
Income taxes expenses (benefit)		2.3		(3.5)

Net loss		(20.4)		(7.2)

Net loss per share:
Basic	USD	(0.01)	USD	(0.00)
Diluted	USD	(0.01)	USD	(0.00)

Number of shares used in computation of net loss per share:
Basic		4,005,718,692		3,701,145,330
Diluted		4,005,718,692		3,701,145,330

Other comprehensive income (loss)
Foreign currency translation adjustments		(29.2)		8.4
Other comprehensive income (loss)		(29.2)		8.4

Comprehensive income (loss)		(49.6)		1.2

Hanwha Q CELLS Co., Ltd.

Unaudited Interim Condensed Consolidated Statement of Cash Flows

(in millions of US dollars)

	For the three months ended March 31,
	2015	2014
	(unaudited)	(unaudited)
Cash flows from operating activities
Net loss	(20.4)	(7.2)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation, amortization and impairment	31.1	8.5
Allowance for doubtful accounts	0.7	0.2
Non-cash interest expense on amortization of long-term debt and litigation accruals	5.7	5.0
Unrealized (gains) loss on derivative contracts	(6.6)	0.1
Deferred tax expense (benefit)	2.3	(3.5)
Changes in operating assets and liabilities
Trade accounts receivable	(121.7)	(43.1)
Inventories	(40.2)	27.8
Restricted cash	(15.9)	(2.7)
Other current assets	24.7	(7.9)
Trade accounts payable	44.3	54.9
Notes payable	(0.4)	—
Warranty provisions	12.5	(0.0)
Accrued expenses	3.4	(0.1)
Other current liabilities	51.3	18.5

Cash provided by (used in) operating activities	(29.2)	50.5

Cash flows from investing activities
Net cash received from an acquisition	70.2	—
Capital expenditures	(17.8)	(5.9)
Changes in restricted cash	2.3	—
Issuance of loans to related parties	(6.1)	(0.2)

Net cash provided by (used in) investing activities	48.6	(6.1)

Cash flows from financing activities
Proceeds from borrowings from banks	74.1	—
Principal payments on bank borrowings	(61.6)	(6.5)
Principal payments on capital lease obligations	(1.4)	(0.8)
Proceeds from related party borrowings	8.0	—
Arrangement fee and other related costs for bank borrowings	(0.9)	—
Arrangement fee and other related cost for long-term notes	(1.0)	—

Net cash provided by (used in) financing activities	17.2	(7.3)

Net increase in cash and cash equivalents	36.6	37.1

Effect of exchange rate changes on cash and cash equivalents	1.2	1.8

Cash and cash equivalents at beginning of period	156.7	257.7
Cash and cash equivalents at end of period	194.5	296.6